SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 13, 2010

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published on May 13, 2010 on the Hong Kong Stock Exchange’s website at:

(i) http://www.hkexnews.hk/listedco/listconews/sehk/20100513/LTN20100513445.pdf, a circular with respect to (A) its continuing connected transactions pursuant to the requirement under the Shanghai Stock Exchange listing rules, and (B) the notice of its annual general meeting (the “AGM”);

(ii) http://www.hkexnews.hk/listedco/listconews/sehk/20100513/LTN20100513445.pdf, a notice that the register of members of the Company will be closed from May 31, 2010 to June 30, 2010;

(iii) http://www.hkexnews.hk/listedco/listconews/sehk/20100513/LTN20100513415.pdf, the form of proxy for attending the AGM; and

(iv) http://www.hkexnews.hk/listedco/listconews/sehk/20100513/LTN20100513419.pdf, the reply slip for attending the AGM.

English versions of the announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: May 13, 2010

Exhibit 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

CONTINUING CONNECTED TRANSACTIONS PURSUANT TO THE REQUIREMENT UNDER THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE AND NOTICE OF ANNUAL GENERAL MEETING

Notices convening the AGM to be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 9:30 a.m. on Wednesday, 30 June 2010 are set out on pages 9 to 12 of this circular. Whether or not you intend to be present at the AGM, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the relevant meeting or any adjournment thereof if you so wish.

14 May 2010

CONTENTS

Page

DEFINITIONS	1
LETTER FROM THE BOARD	3
NOTICE OF ANNUAL GENERAL MEETING	9

– i –

DEFINITIONS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"AGM"	the annual general meeting of the Company to be convened and held on 30 June 2010
"Board"	the board of Directors
"China" or "PRC"	the People's Republic of China and, for the purpose of this circular, excludes Hong Kong and the Macau Special Administrative Region
"Company"	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively
"CSAHC"	China Southern Air Holding Company, the controlling shareholder of the Company holding approximately 59.32% equity interest in the Company
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries (as defined in the Listing Rules)
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	11 May 2010, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"SSE Listing Rules"	the listing rules of the Shanghai Stock Exchange
"RMB"	Renminbi, the lawful currency of the PRC
"Share(s)"	share of RMB1.00 each in the capital of the Company
"Shareholder(s)"	the holders of the Shares

– 1 –

DEFINITIONS

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TravelSky"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose H shares are listed on the Stock Exchange

– 2 –

LETTER FROM THE BOARD

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Directors:

Executive Directors:
Si Xian Min *(Chairman of the Board of Directors)*
Li Wen Xin
Wang Quan Hua
Liu Bao Heng
Tan Wan Geng
Zhang Zi Fang
Xu Jie Bo
Chen Zhen You

Independent Non-Executive Directors:
Wang Zhi
Sui Guang Jun
Gong Hua Zhang
Lam Kwong Yu

Supervisors:
Sun Xiao Yi *(Chairman of the Supervisory Committee)*
Li Jia Shi
Zhang Wei
Yang Yi Hua
Liang Zhong Gao

Registered address:
278 Ji Chang Road
Guangzhou
PRC 510405

14 May 2010

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS PURSUANT TO THE REQUIREMENT UNDER THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with, among other things, further details of (i) the continuing connected transaction pursuant to the requirement under the SSE Listing Rules and (ii) the notice of the AGM.

– 3 –

LETTER FROM THE BOARD

1. CONTINUING CONNECTED TRANSACTIONS PURSUANT TO THE REQUIREMENT UNDER THE SSE LISTING RULES

Pursuant to the requirements under the SSE Listing Rules, (1) CSAHC and its controlled entities are deemed to be the same connected person (has the meaning ascribed thereto under the SSE Listing Rules) of the Company and (2) the aggregate 2010 annual cap of the following connected transactions (has the meaning ascribed thereto under the SSE Listing Rules) entered into between the Company and CSAHC and/or its controlled entities is expected to exceed 5% of the latest audited net assets value of the Company, thus, the 2010 annual cap has to be submitted to the AGM for consideration and approval by the Shareholders. CSAHC and its associates shall abstain from voting regarding this resolution. The Company has already complied with all the reporting, announcement and independent shareholders' approval requirements pursuant to Rule 14A.32 and Rule 14A.33 of the Listing Rules which are applicable to these continuing connected transactions. The Company also confirmed that as at the Latest Practicable Date, the following continuing connected transactions had not exceeded the cap disclosed in previous announcements issued by the Company on 10 January 2008 (for items 2-4), 29 December 2008 (for items 1 and 5), 11 May 2010 (for item 6) and the 2009 annual report.

Details of the connected transactions are set out below:

No.	Connected parties	Connected relations	Type of connected transactions	Connected transactions	Pricing basis	Cap of 2010 (RMB ten thousands)	Amount of connected transactions in 2009 (RMB ten thousands)	Remarks
1.	CSAHC	Parent company	Other outflow	Rental of lands and buildings	Agreed by reference to market price	3,900.61	3,714.87	Original office building, parcels of land in Nanyang, Hengyang, Shashi, Zhanjiang, etc.
2.	CSAHC	Parent company	Other outflow	Rental of lands and buildings	Agreed by reference to market price	7,029.18	7,029.18	Original lands and real estates in Xinjiang, Beihang etc.
3.	Southern Airlines (Group) Import and Export Trading Company	a wholly-owned subsidiary of the parent company	Acquiring labour service	Handling fee for purchases	Based on a fixed percentage of purchasing amount, and the percentage was agreed by reference to market price	9,000	6,793.60	

– 4 –

LETTER FROM THE BOARD

No.	Connected parties	Connected relations	Type of connected transactions	Connected transactions	Pricing basis	Cap of 2010 (RMB ten thousands)	Amount of connected transactions in 2009 (RMB ten thousands)	Remarks
4.	China Southern Airlines Group Passenger and Cargo Agent Company Limited	a wholly-owned subsidiary of the parent company	Acquiring agency service	Air ticket sales and cargo agency, etc.	Determined according to existing regulations of CAAC or agreed by both parties by reference to market price	25,000	18,201.9 (agency sales revenue)	Note: the actual amount of agency fee paid in 2009 was RMB5.72 million
5.	Guangzhou China Southern Airlines Property Management Company Limited	a wholly-owned subsidiary of the parent company	Acquiring labour service	Property management and maintenance fee	Determined based on price lower than that offered by independent third parties	4,701	1,947.10	
6.	Southern Airlines Culture and Media Co., Ltd.	a controlled subsidiary of the parent company	Acquiring labour service	Media services agency fee	Agreed by reference to market price	4,000	2,086.8	
	Total					53,630.79	39,773.45	

The details of the connected persons are also set out below:

Connected parties	Legal representative	Registered capital	Business scope	Connected relations with the Company
CSAHC	Si Xian Min	RMB6.061 billion	Operation of all state-owned assets and equity interests of CSAHC and its invested entities which are funded by state investments	Parent company
Southern Airlines (Group) Import and Export Trading Company	Zeng Zi Xiang	RMB15 million	Import & export agency of aircrafts, engines and aircraft spare parts, airport equipments, and security facilities; equipment repairs, bidding purchases, customs declaration, inspection declaration, customs bonded consignment, warehousing and transportation, and integrated import & export solutions	a wholly-owned subsidiary of the parent company

– 5 –

LETTER FROM THE BOARD

Connected parties	Legal representative	Registered capital	Business scope	Connected relations with the Company
China Southern Airlines Group Passenger and Cargo Agent Company Limited	Pei Ai Zhou	RMB12.5 million	International and domestic air passenger and cargo agency; international air express; cargo soliciting, space booking, warehousing, transit, container assembling and disassembling, settlement and payment of freight and miscellaneous charges, customs declaration, commodity verification and inspection declaration, insurance, relevant short-distance cargo transportation and consultancy; general road transportation (excluding dangerous goods)	a wholly-owned subsidiary of the parent company
Guangzhou China Southern Airlines Property Management Company Limited	Li Hong Rang	RMB3 million	Property management; sales: construction materials, hardware (excluding dangerous chemical products)	a wholly-owned subsidiary of the parent company
Southern Airlines Culture and Media Co., Ltd.	Wang Quan Hua	RMB81.25 million	Design, production, publishing and agency service of various advertisements; commercial fairs (other license required), cultural events planning; business information services; sales of stationery and fine arts; project investment (other than those prohibited by laws and regulations and the industrial policies governing foreign investments, and not for projects subject to approval according to laws and regulations and restriction by the industrial policies governing foreign investments until an approval is obtained)	a controlled subsidiary of the parent company

On 7 May 2009, the Company entered into an airline service agreement with TravelSky pursuant to which TravelSky agreed to provide to the Company with aviation information technology service and technical support and its related business services, including: (i) flight control system services; (ii) electronic travel distribution system services; (iii) airport passenger processing system services and (iv) civil aviation and commercial data network services for the period commencing from 1 January 2009 to 31 December 2009. As the airline service agreement expired on 31 December 2009, the Company and TravelSky agreed to extend the term of the airline service agreement for the period from 1 January 2010 to 31 December 2010 and that all other terms of the airline service agreement shall remain unchanged. The service fee is determined with reference to the rates provided by Civil Aviation Administration of China. The 2010 service fees payable by the Company to TravelSky is expected to be not more than RMB400 million.

– 6 –

LETTER FROM THE BOARD

As Mr. Wang Quan Hua, a Director of the Company, is also a director of TravelSky, Travelsky is a connected person of the Company under Rules 10.1.3 and 10.1.5 of the SSE Listing Rules and the transactions entered into between the Company and Travelsky constitute connected transactions under the SSE Listing Rules. Further, as the 2010 annual cap under the airline service agreement (not more than RMB400 million) exceeds 5% of the latest audited net assets value of the Company as at the date on which the agreement was signed, thus, the 2010 annual cap of the airline service agreement shall be submitted to the AGM for consideration and approval by the Shareholders pursuant to the requirements under the SSE Listing Rules. CSAHC and its associates shall abstain from voting regarding this resolution.

As TravelSky is not a connected person of the Company under the Listing Rules, the reporting, announcement and independent shareholders' approval requirements pursuant to Chapter 14A of the Listing Rule is not applicable to this continuing connected transaction contemplated under the airline service agreement.

2. AGM

The AGM will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC at 9:30 a.m. on Wednesday, 30 June 2010 to consider and, if thought fit, approve resolutions proposed at the AGM (as set out in the notice of the AGM on pages 9 to 12 of this circular). Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the AGM shall be voted by poll.

Form of proxy for use at the AGM is enclosed with this circular. Whether or not you intend to be present at such meetings, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return the same to the Hong Kong Registrars Ltd. at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong. Completion and delivery of the form of proxy will not prevent you from attending and voting at the relevant meeting or any adjournment thereof if you so wish.

3. CLOSURE OF REGISTER OF HOLDERS OF H SHARES

The register of holders of H Shares will be closed from 31 May 2010 to 30 June 2010, both days inclusive, during which period no transfer of H Shares will be effected. In order to qualify for attending the AGM, all transfer documents of H Shares accompanied by the relevant share certificates must be lodged with the Hong Kong Registrars Ltd. at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on 28 May 2010.

– 7 –

LETTER FROM THE BOARD

4. RESPONSIBILITY STATEMENTS

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

5. RECOMMENDATIONS

The Board considers that the resolutions proposed at the AGM (as set out in the notice of the AGM on pages 9 to 12 of this circular) are in the best interests of the Company and its Shareholders as a whole.

Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions which will be proposed at the AGM.

By Order of the Board
Si Xian Min
Chairman

– 8 –

NOTICE OF AGM

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Southern Airlines Company Limited (the "Company") will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Wednesday, 30 June 2010 at 9:30 a.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as those defined in the circular of the Company dated 14 May 2010 (the "Circular"):

ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

1. to consider and approve the Report of the Directors of the Company for the year 2009;

2. to consider and approve the Report of the Supervisory Committee of the Company for the year 2009;

3. to consider and approve the audited consolidated financial statements of the Company for the year 2009;

4. to consider and approve the profit distribution proposal for the year 2009;

   As audited by KPMG Huazhen, under the PRC accounting standards, as at 31 December 2009, the accumulated loss of the Company amounted to RMB5.734 billion. According to the provisions of the Company Law, there is no withdrawal of reserve fund and no payment of dividend by the Company for the year 2009.

5. to consider and approve the appointment of KPMG Huazhen as the PRC auditors of the Company for the year 2010 and KPMG as the international auditors of the Company for the year 2010 and authorize the Board to determine their remuneration;

– 9 –

NOTICE OF AGM

6. to consider and approve the 2010 annual cap of the continuing connected transactions (has the meaning ascribed thereto under the SSE Listing Rules) entered into between the Company and CSAHC and its controlled entities as set out below:

No.	Connected parties	Connected relations	Type of connected transactions	Connected transactions	Pricing basis	Cap of 2010 (RMB ten thousands)	Amount of connected transactions in 2009 (RMB ten thousands)	Remarks
1.	CSAHC	Parent company	Other outflow	Rental of lands and buildings	Agreed by reference to market price	3,900.61	3,714.87	Original office building, parcels of land in Nanyang, Hengyang, Shashi, Zhanjiang, etc.
2.	CSAHC	Parent company	Other outflow	Rental of lands and buildings	Agreed by reference to market price	7,029.18	7,029.18	Original lands and real estates in Xinjiang, Beihang etc.
3.	Southern Airlines (Group) Import and Export Trading Company	a wholly-owned subsidiary of the parent company	Acquiring labour service	Handling fee for purchases	Based on a fixed percentage of purchasing amount, and the percentage was agreed by reference to market price	9,000	6,793.60	
4.	China Southern Airlines Group Passenger and Cargo Agent Company Limited	a wholly-owned subsidiary of the parent company	Acquiring agency service	Air ticket sales and cargo agency, etc.	Determined according to existing regulations of CAAC or agreed by both parties by reference to market price	25,000	18,201.9 (agency sales revenue)	Note: the actual amount of agency fee paid in 2009 was RMB5.72 million
5.	Guangzhou China Southern Airlines Property Management Company Limited	a wholly-owned subsidiary of the parent company	Acquiring labour service	Property management and maintenance fee	Determined based on price lower than that offered by independent third parties	4,701	1,947.10	
6.	Southern Airlines Culture and Media Co., Ltd.	a controlled subsidiary of the parent company	Acquiring labour service	Media services agency fee	Agreed by reference to market price	4,000	2,086.8	
	Total					**53,630.79**	**39,773.45**	

– 10 –

NOTICE OF AGM

7. to consider and approve the extension of the airline service agreement entered into between the Company and TravelSky Technology Limited for one year.

   The Board has passed a resolution on 29 December 2009 to approve the extension of the airline service agreement ("Service Agreement") entered into between the Company and TravelSky Technology Limited ("TravelSky") on 8 May 2009 for one year for the period from 1 January 2010 to 31 December 2010. Pursuant to the Service Agreement, TravelSky agreed to provide to the Company with flight control system services; electronic travel distribution system services; airport passenger processing system services; and civil aviation and commercial data network services. The service fee is determined with reference to the with reference to the rates provided by Civil Aviation Administration of China. The 2010 service fees payable by the Company to TravelSky is expected to be not more than RMB400 million.

By Order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

14 May 2010

Notes:

1. Persons who are entitled to attend the AGM

a. Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively, at the close of trading in the afternoon of 28 May 2010 ("Eligible Shareholders") or their representatives are entitled to attend the AGM after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the AGM". Holders of A Shares shall receive a notice separately.

b. The directors, supervisors and senior management of the Company.

c. Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2. Registration procedures for attending the AGM

a. Eligible Shareholders who intend to attend the AGM either in person or by proxy must deliver to the Company on or before 10 June 2010, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the AGM as Attachment A.

b. When attending the AGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the AGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c. Holders of H Shares who intend to attend the AGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited., the registrar of H Shares of the Company, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at or before 4:30 p.m. on 28 May 2010.

– 11 –

NOTICE OF AGM

d. The register of H Shares will be closed from 31 May 2010 to 30 June 2010 (both days inclusive), during which period no transfer of H Shares will be registered.

3. Proxies

a. An Eligible Shareholder has the right to appoint one or more proxies to attend the AGM and vote on his/her behalf. A proxy does not need to be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the AGM, which is attached to the notice of AGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c. To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the AGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the AGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4. Miscellaneous

a. The AGM is expected to last for half day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b. The address of the headquarters of the Company is:
1st Floor, No. 278 Ji Chang Road
Guangzhou 510405, Guangdong Province
People's Republic of China
Telephone No.: (+86) 20-8612 4462
Facsimile No.: (+86) 20-8665 9040
Website: www.csair.com
Contact person: Mao Lixing

c. Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the AGM shall be voted by poll.

– 12 –

Exhibit 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

CLOSURE OF REGISTER OF MEMBERS

NOTICE IS HEREBY GIVEN that the register of members of China Southern Airlines Company Limited (the "Company") will be closed from Monday, 31 May 2010 to Wednesday, 30 June 2010 (both dates inclusive) during which period no transfer of H shares will be registered. In order to be entitled to attend and vote at the annual general meeting of the Company to be held on Wednesday, 30 June 2010, all transfers of H shares accompanied by the relevant share certificates and transfer forms must be lodged with the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 28 May 2010.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
13 May 2010

As at the date of this announcement, the executive Directors include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You; and independent non-executive Directors include Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu.

1

Exhibit 3

中国南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Attachment B

The number of H Shares to which this proxy form relates[1]	

Form of Proxy for Annual General Meeting

I/We[2], ______________________ holder of share account number ______________________,

residing at ____,

being the registered holder of[3] ______________________ ordinary shares of the Company, HEREBY APPOINT[4] ______________________, residing at ______________________

____,

as my/our proxy/proxies to attend on my/our behalf the annual general meeting ("AGM") of the Company to be held at the 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel, Guangzhou, Guangdong Province, the PRC at 9:30 a.m., on 30 June 2010 and to act and vote on my/our behalf at the AGM in respect of the resolutions listed below, in accordance with my/our instructions below[5].

	Ordinary Resolutions	For[5]	Against[5]	Abstain[5]
1.	To consider and approve the Report of the Directors of the Company for the year 2009.			
2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2009.			
3.	To consider and approve the audited consolidated financial statements of the Company for the year 2009.			
4.	To consider and approve the profit distribution proposal for the year 2009.			
5.	To consider and approve the appointment of KPMG Huazhen as the PRC auditors of the Company for the year 2010 and KPMG as the international auditors of the Company of the year 2010 and authorize the Board to determine their remuneration.			
6.	To consider and approve the 2010 annual cap of the continuing connected transactions entered into between the Company and CSAHC and its controlled entities.			
7.	To consider and approve the extension of airline service agreement entered into between the Company and TravelSky Technology Limited for one year.			

Signature[7]: ______________________ Date: ______________________

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2. Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).

3. Please insert the number of all the Shares in the Company registered in your name(s).

4. If no person is appointed as proxy, the Chairman of the AGM will be deemed to have been appointed by you as your proxy.

5. If you wish to vote for any of the resolutions, please insert a "√" in the box marked "FOR" or if you wish to vote against any of the resolutions, please insert a "√" in the box marked "AGAINST" if no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit.

6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

7. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong in not less than 24 hours before the time appointed for the holding of the AGM.

8. A proxy, on behalf of the Shareholder, attending AGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

9. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the AGM by the proxy of the Shareholder pursuant to Note 8.

10. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjourned AGM should you so wish.

Exhibit 4

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Attachment A

Reply Slip

To: China Southern Airlines Company Limited

I/we intend to attend (in person/by proxy)[1] the AGM of the Company to be held on Wednesday, 30 June 2010.

Name[2]	
Number of ordinary shares registered in my name[3]	
Identity card/passport number[1, 4]	
Share account number	
Mailing address	
Telephone number	

Signature[5] : ______________________ Date: ______________________

Notes:

1. Please delete the option which is not applicable.
2. Please insert your full name in both English and Chinese in block capital letters.
3. Please attach a photocopy of proof of ownership of your shares.
4. Please attach a photocopy of your identity card/passport.
5. This reply slip must be signed by the registered shareholder. If the registered shareholder is a company or an organization, then this reply slip must be sealed with the common seal of such company or organization or under hand by any directors or agents duly appointed by such company or organization.